SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date March 1, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  Third Quarter Financial Statements as at December 31, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: February 28, 2005

BiO

BIOTECH HOLDINGS LTD.

THIRD QUARTER REPORT

December 31, 2004

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Ltd.

Notice to Shareholders

For the Nine Months December 31, 2004

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the nine months and the quarter ended December 31, 2004 and December 31, 2003.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company^s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Biotech Holdings Limited

Report to Shareholders

The Company^s activities during the nine months ending December 31, 2004 focused on starting sales of Biotech^s Sucanon diabetes drug in Mexico. These sales began in the pre-Christmas period. Some advertising support for Sucanon began subsequent to the end of the period and has been associated with an expansion in the number of drugstore chains and other retail outlets carrying Sucanon in Mexico. Sucanon is now on the shelf in more than 600 stores across Mexico. Retailers now purchasing Sucanon include Farmacias Benavides, Nutriclub, Supermayoreo and Pronasoya. Re-orders have been and are being received.

An important element in the Company^s marketing program for Mexico is utilization of a television infomercial that focuses on Sucanon and includes an endorsement of Sucanon by the president of a Mexican diabetic association. The infomercial in its entirety including the endorsement has just been approved for broadcast by the Mexican regulatory authorities. This allows the Company to decide, together with its Mexican marketing partner and major retailer customers, on the optimum mix of TV and radio advertising to use, together with dedicated on-site Sucanon sales people in larger stores of selected chains. The infomercial advertising is expected to begin shortly.

The Company ended the period with cash of $590,325. Operating expenses during the period included plant operations for preparation of Sucanon pre-mix. The costs of the Company^s Mexico City office for coordinating all Sucanon production and marketing activities in Mexico are also included in operating expenses. In addition to finished goods inventory, pre-mix for 20,000 packages of Sucanon is on hand in Mexico and additional Sucanon pre-mix is ready to be shipped from Canada.

With Sucanon now widely available on the shelf in drugstores in Mexico, the Company looks forward to beginning ongoing television, radio and on-site marketing of Sucanon in Mexico.

Robert B. Rieveley

President

February 28, 2005

Management Discussion and Analysis

Discussion of Operations and Financial Condition

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2004.

Operating Results

The following table highlights the Company^s quarterly results from operations for the current and last fiscal year:
Quarter Ended	June 30, 04	Sept 30, 04	Dec 31, 04	Mar 31, 05	Total Year
Revenues	$ 0	$ 0	$ 29,147		$ 29,147
Cost of Sales	0	0	7,676		7,676
Gross Profit	0	0	21,471		21,471

General, Administrative
and Selling Expenses	162,065	160,301	164,494		486,860
Amortization	152,983	154,131	152,191		459,305
Professional Fees	2,453	6,749	25,701		34,903
Interest Expense	16,890	17,062	15,817		49,769
Stock-based compensation	0	65,250	26,344		91,594

Loss before undernoted items	(334,391)	(403,493)	(363,076)		(1,100,960)

Non-controlling interest share of
profit	0	0	(4,432)		(4,432)

Loss for the period	(334,391)	(403,493)	(367,508)		(1,105,392)

Outstanding Common Shares	87,935,219	88,209,719	90,034,310		90,034,310
Loss per share	(0.00)	(0.00)	(0.00)		(0.01)

Quarter Ended	June 30, 03	Sept 30, 03	Dec 31, 03	Mar 31, 04	Total Year
Revenues	$ 0	$ 0	$ 0	$ 0	$ 0

General, Administrative
and Selling Expenses	113,835	134,986	134,281	132,639	515,741
Amortization	155,554	146,424	154,269	153,959	610,206
Professional Fees	0	33,355	15,870	11,857	61,082
Interest Expense	84,489	67,647	27,154	23,169	202,459
Stock-based compensation	0	0	53,540	17,641	71,181

Loss before undernoted items	(353,878)	(382,412)	(385,114)	(339,265)	(1,460,669)

Profit (Loss) from Discontinued
Operations	21,364	99,296	(464,890)	(502,052)	(846,282)

Loss for the period	(332,514)	(283,116)	(850,004)	(841,317)	(2,306,951)

Outstanding Common Shares	73,928,130	74,639,928	82,083,942	87,542,219	87,542,219
Loss per share	(0.01)	(0.00)	(0.01)	(0.01)	(0.03)

Management Discussion and Analysis

Discussion of Operations and Financial Condition

Operating Results (Continued)

Year to date Discussion

Sales of the Company^s diabetes drug, Sucanon, commenced in Mexico in mid-December 2004. The Company had a total of $29,147 in sales, which resulted in a gross profit of $21,471.

Operating expenses totaled $1,122,431 representing a $1,027 (0.1%) increase from the $1,121,404 expenses incurred in the 9 months ended December 31, 2003.

General, administrative and selling expenses increased to $486,860 from $383,102 ($103,758 or 27.1%) in the nine month period. The $84,946 cost of operating the Canadian production plant combined with the $17,000 cost incurred by our newly established Mexico office, accounted for most of this increase.

During the nine months ended December 31, 2004, interest expenses from interest-bearing debt including Promissory Notes, Loans Payable and secured amounts due to related parties were reduced by $129,521. The Company also incurred $91,594 (2003: $53,540) in stock-based compensation expenses for stock options granted in the period. Amortization expenses were increased by $3,058. The loss from continuing operations was $1,100,960 which was $20,444 (1.8%) less than the $1,121,404 loss incurred in the 9 months ended December 31, 2003

Discontinued operations had a $344,230 loss in 2003 (2004: $Nil).

The loss for the nine month period was $1,105,392 (2003: $1,465,634) and the loss per common share was $0.01 for both periods.

Quarterly Comparison

Operating expenses totaled $384,547 which were $567 less than the $385,114 expenses incurred in the quarter ended December 31, 2003.

General, administrative and selling expenses increased from $134,281 to $164,494 ($30,213 or 22.5%) in the three month period. The $34,562 cost of operating the Canadian production plant and our new sales office in Mexico accounted for this increase.

During the quarter ended December 31, 2004, the Company granted stock options to employees and consultants and, as a result, it incurred $26,344 (2003: $53,540) in stock-based compensation expenses for stock options granted in the period.

During the three months ended December 31, 2004, interest expenses from interest-bearing debt including Promissory Notes, Loans Payable and secured amounts due to related parties were reduced by $11,337 and amortization expenses were reduced by $2,078.

The loss from continuing operations in the quarter was $363,076 (2003: $385,114). The total loss for the quarter was $367,508 (2003: $850,004) and the loss per common share was less than $0.01 for both periods.

Management Discussion and Analysis

Discussion of Operations and Financial Condition

Financial Highlights

Operating activities in the nine months ended December 31, 2004 used $647,237 (2003: $452,512) in cash while Financing activities provided $840,859 (2003: $382,778) in cash flow and investing activities provided $20,072 (2003: $54,977) in cash. As a result, cash increased $213,694 (2003: decreased $14,757) in the six month period. As at December 31, 2004, the working capital deficiency was $1,693,123 (March 31, 2004: $2,156,781).

Management plans to raise debt and equity capital, as needed, on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

During the nine months ended December 31, 2004, the Company issued 2,492,091 common shares through the exercising of common share options, private placements and the exercising of common share warrants. As a result, Common Shares was increased by $993,647 (from 87,542,219 to 90,034,310 common shares issued and outstanding). After taking into account the $1,105,392 loss in the nine months and the above share issuances, the Shareholders^ deficiency was increased from $556,264 as at March 31, 2004 to $576,415 as at December 31, 2004.

Recent Developments

During the nine months ending December 31, 2004, the Company focused on setting up and commencing the marketing of its Sucanon diabetes drug in Mexico. These sales began in December 2004. Subsequent to the end of the period, the Company began advertising Sucanon on a national radio program in Mexico and received, in February, 2005, regulatory approval of its television infomercial for Sucanon. With this approval, the Company was in a position to decide, with its Mexican marketing partner and major retailer customers, regarding the optimum mix of TV and radio advertising to use, together with dedicated on-site Sucanon sales people in larger stores of selected chains. The Company received re-orders for Sucanon during January and February, 2005. As of the end of February, Sucanon was on the shelf in more than 600 stores across Mexico.

Biotech Holdings Ltd.

Consolidated Balance Sheet

(expressed in Canadian dollars)
as at	Dec. 31	Mar 31,
	2004	2004
	(unaudited)	(audited)
ASSETS
Current Assets
Cash	$ 590,325	$ 376,631
Accounts receivable	29,147	0
Amounts receivable	87,226	19,284
Inventory	39,748	0
Deposits and prepaid expenses	0	11,450
	746,446	407,365
Property Plant and Equipment
Continuing operations	145,702	154,025
Held for resale	34,506	60,000

Patent Interests	1,164,077	1,609,363

Formulations and deferred costs	1,198	1,472
	$ 2,091,929	$ 2,232,225

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,711,582	$ 1,683,371
Due to related parties - secured	442,434	605,777
- unsecured	285,553	274,998
	2,439,569	2,564,146
Note payable	224,343	224,343
	2,663,912	2,788,489

Non-controlling interest	4,432	0

SHAREHOLDERS^ (DEFICIENCY)

Share Capital
Common shares	25,037,422	24,043,775
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	253,591	161,997
Deficit	(27,248,119)	(26,142,727)
	(576,415)	(556,264)
	$ 2,091,929	$ 2,232,225

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2004.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit

(expressed in Canadian dollars)
	9 Months to	9 Months to	3 Months to	3 Months to
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 29,147	$ 0	$ 29,147	$ 0
Cost of sales	7,676	0	7,676	0
Gross profit	21,471	0	21,471	0

General, administrative
and selling	486,860	383,102	164,494	134,281
Amortization	459,305	456,247	152,191	154,269
Professional fees	34,903	49,225	25,701	15,870
Stock-based compensation	91,594	53,540	26,344	53,540
Interest	49,769	179,290	15,817	27,154
	1,122,431	1,121,404	384,547	385,114

Loss from continuing operations:	(1,100,960)	(1,121,404)	(363,076)	(385,114)

Non-controlling interest share of profit	(4,432)	0	(4,432)	0
Profit (Loss) from
Discontinued operations	0	27,631	0	(14,469)
Gain from debt restructuring	0	78,560	0	0
Writeoff of Leasehold Improvements	0	(450,421)	0	(450,421)
Loss for the period	(1,105,392)	(1,465,634)	(367,508)	(850,004)

Deficit, beginning of period	(26,142,727)	(23,744,960)	(26,880,611)	(24,360,590)

Deficit, end of period	(27,248,119)	(25,210,594)	(27,248,119)	(25,210,594)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.00)	(0.00)

From discontinued operations	0.00	0.00	0.00	0.00

On December 31, 2004 there were 90,034,310 (2003: 82,083,942) common shares issued and outstanding.

Also, there were 13,806,907 (2003: 13,806,907) Series I Convertible Preferred Shares issued and outstanding. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

	9 Months to	9 Months to	3 Months to	3 Months to
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$(1,105,392)	$ (1,465,634)	$ (367,508)	$ (850,004)

Add (Deduct):
Amortization	459,305	456,247	152,191	152,556
Write-off of leaseholds	0	450,421	0	450,421
Stock-based compensation	91,594	53,540	26,344	53,540
Non-controlling interest	4,432	0	4,432	0
	(550,061)	(505,426)	(184,541)	(193,487)
Add (Deduct) changes in:
Accounts Receivable	(29,147)	0	(29,147)	0
Amounts Receivable	(67,942)	24,269	(73,750)	0
Inventory	(39,748)	82,153	(39,748)	0
Prepaid expenses	11,450	0	13,916	0
Accounts Payable	28,211	(53,508)	81,805	(4,617)
	(647,237)	(452,512)	(231,465)	(198,104)
Financing Activities:
Settlement of payable to related
parties through the issuance of
preferred shares	0	1,380,691	0	0
Settlement of payable to related
parties through exercising
common share warrants	0	1,150,000	0	1,150,000
Due to Related Parties	(152,788)	(2,099,115)	(202,457)	(1,043,567)
	(152,788)	431,576	(202,457)	106,433
Issuance of Common Shares	993,647	191,039	850,657	97,387
Payment of loan payable	0	(148,000)	0	0
(Decrease) in promissory notes	0	(91,837)	0	(96,256)
	840,859	382,778	648,200	107,564
Investing Activities:
Acquisition of Capital Assets	(5,422)	0	(1)	0
Sale of Capital Assets	25,494	54,977	25,494	16,135
	20,072	54,977	25,493	16,135

Increase (Decrease) in Cash	213,694	(14,757)	442,228	(74,405)

Cash, beginning of period	376,631	17,611	148,097	77,259

Cash, end of period	$ 590,325	$ 2,854	$ 590,325	$ 2,854

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

December 31, 2004

  Nature of business and ability to continue operations

The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $27,248,119 and a Shareholders^ Deficiency of $576,415 at December 31, 2004. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2004 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as noted below:

Stock based compensation

During the year ended March 31, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective April 1, 2003. This Handbook section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard requires that all stock based awards to non-employees be measured and recognized using a fair value method. In the year ended March 31, 2004, the Company only disclosed the pro- forma effects to loss and loss per share as if the fair value method had been used on stock based awards to employees, officers and directors.

In the current year, the Company has changed its accounting policy to include all stock-based awards to employees, officers and directors in its calculation using the same fair value method used for non-employees.

Non-controlling interest

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe holds the marketing rights for the Company^s Type II Diabetes drug in countries other than Asian Countries. The 25% non-controlling interest in Smith Rothe is entitled to receive 25% of the marketing profits resulting from sales of the drug in non-Asian Countries. This amount has been reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2004

  Share Capital

  Authorized

  The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2003		73,928,130	21,869,798	0	0
Issued in previous fiscal year::
Preferred Share Warrants exercised				13,806,907	1,380,691
Common Shares issued for:
Cash		1,826,777	425,828
Reduction in debt		544,014	106,387
Share warrants		9,561,798	1,428,652
Stock Options		1,681,500	213,110
Balance March 31, 2004		87,542,219	24,043,775	13,806,907	1,380,691
Issued in current fiscal period
Common Share Stock Options exercised:	$0.12	90,000	10,800
	$0.14	83,500	11,690
	$0.23	225,000	51,750
	$0.25	454,000	113,500
		852,500	187,740
Private Placement	$0.50	1,528,480	764,240
Share Warrants Exercised	$0.375	111,111	41,667
Issued in current Fiscal Period		2,492,091	993,647
Balance December 31, 2004		90,034,310	25,037,422	13,806,907	1,380,691

  Stock options and warrants outstanding as at December 31, 2004:

  Stock Options Exercised in the period:

  During the nine months ended December 31, 2004, the following stock options were exercised:

  Exercise Total Total Employees Non-employees

  Price Proceeds Number Number of Number of

  of Shares Shares Shares

  $0.12 $ 10,800 90,000 0 90,000

  $0.14 $ 11,690 83,500 0 83,500

  $0.23 $ 51,750 225,000 0 225,000

  $0.25 $113,500 454,000 380,000 74,000

  Total $187,740 852,500 380,000 472,500

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  December 31, 2004

  3. Share Capital (continued)

  Common Share Stock Options expired in the period:

  On October 17, 2004 750,000 Common Stock options at $0.88 per share expired. These options were split 640,000 for Employees, Directors and Officers and 110,000 for Consultants.

  Common Share Stock Options granted in the period:

  The following Common Share stock options were granted in the 9-month period ended December 31, 2004:

  Total Employees

  Exercise Price and expiry date Number Directors & Consultants

  Officers

  $0.54 Aug. 11, 2006 75,000 75,000 0

  $0.66 Aug.26, 2006 150,000 0 150,000

  $0.55 Mar 24, 2006 545,000 470,000 75,000

  $0.55 Mar 24,2007 770,000 670,000 100,000

  $0.55 Mar 24, 2008 1,290,000 1,160,000 130,000

  Outstanding Options

  The following Common Share stock options were outstanding on December 31, 2004:

  Total Employees

  Exercise Price and expiry date Number Directors & Consultants

  Officers

  $0.14 Dec 15, 2005 150,000 0 150,000

  $0.25 Jan 2, 2006 876,000 560,000 316,000

  $0.54 Aug 11, 2006 75,000 75,000 0

  $0.66 Aug.26, 2006 150,000 0 150,000

  $0.55 Mar 24, 2006 545,000 470,000 75,000

  $0.55 Mar 24, 2007 770,000 670,000 100,000

  $0.55 Mar 24, 2008 1,290,000 1,160,000 130,000

  Outstanding as at Dec. 31, 2004 3,856,000 2,935,000 921,000

  A breakdown of outstanding options as at December 31, 2004 to Directors and Officers was as follows:
Grant Date		2-Jan-04	24-Nov-04	24-Nov-04	24-Nov-04
Exercise Date		2-May-04	24-Apr-05	24-Apr-06	24-Apr-07
Expiry Date		2-Jan-06	24- Mar -06	24- Mar -07	24-Mar -08
Option Price		$0.25	$0.55	$0.55	$0.55	Total

Cheryl Rieveley	Director	90,000	70,000	90,000	120,000	370,000
Gale Belding	Director	0	70,000	90,000	120,000	280,000
Johan de Rooy	Director	90,000	50,000	70,000	100,000	310,000
Dr Geoff Herring	Director	0	50,000	70,000	100,000	220,000
Robert Rieveley	Director & C.E.O.	190,000	150,000	200,000	500,000	1,040,000
Lorne Brown	C.F.O.	190,000	40,000	50,000	60,000	340,000

Total		560,000	430,000	570,000	1,000,000	2,560,000

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  December 31, 2004

  3. Share Capital (continued)

  Private Placement and Warrants Granted and exercised in the period

  In December 2004, the Company announced that it received $764,240 for a private placement. As a result of the private placement, 1,528,480 shares were issued at $0.50 per share along with 1,528,480 warrants exercisable at $0.55 each exercisable until October 26, 2006. Insiders participated for up to 31% of the private placement.

  In addition, a non-insider exercised 111,111 Common Share Warrants at $0.375 each during the period.

  Outstanding Warrants to Purchase Common Shares

  Exercise Price Number Expiry Date

  $0.375 1,715,666 January 27, 2006

  $0.550 1,528,480 October 26,2006

  3,244,146

  Outstanding Warrants to Purchase Preferred Shares

  No preferred share warrants were outstanding on December 31, 2004.

  Stock based compensation

Options Granted in the period

On August 11, 2004 the Company granted 75,000 stock options to employees. These options vest in 25,000 increments on February 11, 2005, August 11, 2005 and February 11, 2006 and expire on August 11, 2006. The option price is $0.54 per share while the price at the grant date was $0.49 per share.

On August 26, 2004 the Company granted 150,000 stock options to a non-employee who subsequently became an employee. These options vest in 50,000 increments on February 26, 2005, August 26, 2005 and February 26, 2006 and expire on August 26, 2006. The option price is $0.66 per share while the price at the grant date was $0.61 per share.

On November 24, 2004 the Company granted a total of 2,605,000 stock options to employees and non-employees. The option price is $0.55 per share while the price at the grant date was $0.52 per share. These options vest and expire in three increments. The split between to employees and non-employees by vesting and expiry date is as follows:
Grant Date	24-Nov-04	24-Nov-04	24-Nov-04	TOTAL GRANTED
Vest Date	24-Apr-05	24-Apr-06	24-Apr-07
Expiry Date	24-Mar-06	24-Mar-07	24-Mar-08

Employees	470,000	670,000	1,160,000	2,300,000
Non-employees	75,000	100,000	130,000	305,000
Total Granted	545,000	770,000	1,290,000	2,605,000

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2004

4. Stock based compensation (continued)

Compensation Expense and Assumptions

The Company recognized $91,594 in stock-based compensation during the nine month period ended ($26,344 in the quarter ended) December 31, 2004, and $65,250 for both the quarter and nine month period ended December 31, 2003.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.40%
Dividend yield	0.00%
Volatility factor of the expected market price
of the Company^s common shares	100.00%
Expected life of the options (months)	24

5. Related party transactions

The following expenses were incurred with non-arms length parties in the nine months ended December 31, 2004

	Nine months ended	Quarter ended
	December 31, 2004	December 31, 2004

Management fees paid and accrued
to an officer	$108,000	$ 36,000
Salaries to Directors and Officers	$ 97,799	$ 33,339
Interest accrued on Notes Payable due to
related parties	$ 49,769	$ 15,817
Services provided by companies controlled
by Directors	$ 30,556	$ 9,215

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

December 31, 2004

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:

	Nine months ended	Quarter ended
	Dec. 31, 2004	Dec. 31, 2004

Management Fees	$ 101,946	$ 33,645
Salaries and Benefits	97,799	33,339
Plant Set-up Costs	84,946	17,562
Investor Relations	57,931	24,286
Office Rent, Maintenance and Utilities	43,721	15,143
Communication, Travel and Promotion	29,520	9,039
Stock Exchange and Transfer Agent Fees	23,297	8,027
Mexico Office Expenses	17,000	17,000
Non-product Advertising	16,456	1,194
Office Expenses	15,255	5,259

Total	$ 486,860	$ 164,494

  Directors and Officers

List of Directors as at December 31, 2004:

Robert B Rieveley

Gale V. Belding

Johan de Rooy, FCA

Dr Geoff Herring

Cheryl Rieveley

List of Officers as at December 31, 2004:

Robert B Rieveley, Chief Executive Officer

Lorne D. Brown, Chief Financial Officer